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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                             -----------------------

                              EQUIDYNE CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                                    29442R105
                                 (CUSIP Number)

                               DR. JOHANNES MAUSER
                                MANAGING DIRECTOR
                               CONCORD EFFEKTEN AG
                             GROSSE GALLUSSTRASSE 9
                           D-60311 FRANKFURT, GERMANY
                          TEL. NO.: (49) 69-509-51-8000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  JULY 25, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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29442R105                                                            PAGE 2 OF 5
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Concord Effekten AG
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

                  WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
                                                                        [_]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
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                                7       SOLE VOTING POWER

                                        1,457,533 shares of Common Stock
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER
           SHARES
 BENEFICIALLY OWNED BY EACH             -0-
         REPORTING              ------------------------------------------------
           PERSON               9       SOLE DISPOSITIVE POWER
            WITH
                                        1,457,533 shares of Common Stock
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,457,533 shares of Common Stock
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.7%
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14       TYPE OF REPORTING PERSON

                  CO
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29442R105                                                            PAGE 3 OF 5
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                         AMENDMENT NO. 1 TO SCHEDULE 13D

                  This is Amendment No. 1 to the Schedule 13D filed by Concord

Effeckten AG, a German company ("Concord"), with respect to the common stock,

par value $0.10 per share (the "Common Stock"), of Equidyne Corporation, a

Delaware corporation (the "Company"), which was originally filed on May 23,

2002.

ITEM 1.  SECURITY AND ISSUER.

                  No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

                  No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No material change.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and restated in its entirety as follows:

                  Concord acquired the Common Stock described herein for

investment purposes.

                  In the first quarter of 2002, Concord was approached by two persons, each of whom Concord believed to be a representative of a significant stockholder group of the Company. Those persons asked whether Concord would be interested in having one of its representatives serve on the board of directors of the Company. Concord responded that it would be interested in assisting the

Company through the provision of a director, but upon further consideration and analysis of the situation, Concord decided that it did not want to participate in a proxy contest involving the Company. Consequently, Concord informed those persons that it would decline to participate in their group.

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29442R105                                                            PAGE 4 OF 5
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                  On July 25, 2002, Concord Corporate Finance GmbH, a subsidiary of Concord that provides financial advisory services, was engaged by Rosch AG

Medizintechnik ("Rosch") to act as Rosch's financial advisor in connection with

Rosch's interest in pursuing a business combination with the Company. Concord

Corporate Finance GmbH has been informed that Rosch has sent letters to the

Company indicating its interest in such a business combination, but that the current management of the Company has rebuffed these approaches and refused to meet with Rosch to discuss what Rosch believes are the compelling strategic reasons for such a business combination and the value that such a business combination could deliver to the Company's stockholders.

                  Concord, through its subsidiary Concord Corporate Finance

GmbH, is currently considering various possible courses of action in connection with this financial advisory engagement including, but not limited to, mergers,

acquisitions, joint ventures and other extraordinary corporate transactions involving the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  No material change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER.

                  No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Not Applicable.

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29442R105                                                            PAGE 5 OF 5
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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 25, 2002.


                                   CONCORD EFFEKTEN AG


                                   By:  /s/ Thomas Stewens
                                        ---------------------------------------
                                        Name:   Thomas Stewens
                                        Title:  Managing Board


                                   By:  /s/ Dr. Johannes Mauser
                                        ---------------------------------------
                                        Name:   Dr. Johannes Mauser
                                        Title:  Managing Director